

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

Gregory J. Hayes
Chief Executive Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

> **Re:  United Technologies Corporation**
> **Registration Statement on Form S-4**
> **Filed October 10, 2017**
> **File No. 333-220883**

Dear Mr. Hayes:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 12

Interests of Rockwell Collins' Directors and Executive Officers in the Merger, page 18

1. Please revise to quantify the total amounts that your directors and executive officers may receive in connection with the proposed merger.  In this regard, please provide quantification regarding the accelerated vesting of any equity awards, the cash out of any stock options and any other amounts due as a result of the proposed merger.

Background of the Merger, page 50

2. We note your disclosure that on June 6, 2017, UTC presented a proposed strategic partnership, which included a premium to Rockwell Collins shareowners when the

partnership was formed. Please revise to discuss the proposed strategic partnership in greater detail, as well as the Rockwell Collins Board's concerns about the proposed strategic partnership, or advise. To the extent a specific premium was proposed by UTC, please revise to clarify such premium.

3. We note your disclosure on August 17, 2017 that Company B contacted Rockwell Collins to suggest that the parties evaluate a possible investment in Rockwell Collins by Company B. Please revise to discuss the potential investment in greater detail or advise. Please also revise to discuss in greater detail why Rockwell Collins was not interested in pursuing this potential investment.

## Opinions of Rockwell Collins' Financial Advisors, page 64

4. Please provide us with copies of the board books and any other materials prepared by your financial advisors.

## Certain Rockwell Collins Unaudited Prospective Financial Information, page 77

5. Please revise this section to describe the key assumptions relied upon by Rockwell Collins' management in the preparation of the unaudited financial forecasts so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of the forecasts.

## Interests of Directors and Executive Officers of Rockwell Collins in the Merger, page 81

## Treatment of DSU Awards, page 83

6. To the extent quantifiable, please revise to add a table to disclose the value of the awards for each executive officer.

## U.S. Federal Income Tax Consequences, page 91

7. Please refer to the first paragraph and your disclosure that this is a "general discussion." Please remove such disclaimer and revise to clarify that the disclosure in this section addresses the material U.S. federal income tax consequences of the proposed merger. Refer to Item 4(a)(6) of Form S-4. Please also revise the proxy statement/prospectus throughout as applicable.

## Exhibit 99.1

8. Please mark your form of proxy "Preliminary Copy." Refer to Rule 14a-6(e)(1) of the Securities Exchange Act of 1934.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc:     Joshua R. Cammaker
        Wachtell, Lipton, Rosen & Katz